Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: May 25, 2021

Origin Materials, Inc.

IPO Edge Fireside Chat (05/24) – Transcript

Available Online at: Rev Transcription Editor

John Jannarone:

Hello. Thank you for joining. I’m John Jannarone, the Editor in Chief of IPO Edge. We’re here today to talk about a carbon negative future with Origin Materials and Artius. Of course, these two are merging in a SPAC transaction to bring Origin Materials public. I’m going to introduce these three gentlemen, the co-CEOs of Origin, along with Boon Sim, the CEO of Artius momentarily.

John Jannarone:

But before I do that, a little bit of housekeeping. One of the most fun parts of these events is the ability to ask questions. So we strongly encourage you to submit them through the Zoom portal, or you can email editor@ipo-edge.com, and we will do our best to get them addressed later in the hour. Additionally, if you miss part of this or you want to watch it again, just go to IPO-Edge later today, and you can see a replay of the entire thing, and there’ll be a transcript as well.

John Jannarone:

With that, let’s introduce Boon Sim, who is joining us today from New York. And he’s going to talk to us in a minute about what makes this deal so interesting. Boon, thanks for joining.

Boon Sim:

Great. Thank you, John. And thank you for hosting this event for us. Everyone, thank you for your time and interest in Origin Materials and Artius who are delighted to partner with Rich and John and the company to bring this company forward to decarbonize the world.

Boon Sim:

Having spent over 30 years in the technology and in the investment world, this is one of the most exciting companies I’ve personally met. And the reason why is because the world is in transition to a net zero world. Right? And the world needs practical solutions, solutions that can truly change the world.

Boon Sim:

What you’ll hear from Rich and John today is that they have a solution, a low cost solution, a solution that is equal to a fossil price, fossil fuel materials. And we can truly substitute it in a one for one manner without charging a green premium. Right? So that’s the real crux of it. Right? If you have technology that’s cost effective and can substitute for high carbon materials for low carbon materials is what I call a game changer.

Boon Sim:

The other point I’d like to make is that as part of the SPAC process, Artius is one of a handful of SPACs that’s considered tier one, just given the size and the quality of the backers. So we actually practically see every investment idea in the last 12 to 18 months. So we have actually filtered close to 75 ideas. Right? Looked at companies, been able to select, and you can see this in our proxy filings. So we actually had an opportunity to choose the partner we want.

Boon Sim:

Secondly, I would say to you that we have conducted a lot of diligence on the company. We spend over three and a half months conducting diligence with hired folks from Bain Consulting. We’ve hired a specialist, a chemical consulting firm called Nexon to help with technical diligence. So those reports are actually available if you specifically want to look at them.

Boon Sim:

And then finally, I would say that we at Artius have made over 40 customer calls. I personally have participated in most of these calls. These calls would last from about 60 to 90 minutes long. We will provide them a good 10 to 12 questions. They will go into pricing, demand and why they selected Origin as their partner.

Boon Sim:

So, John, thank you again for hosting this call.

John Jannarone:

No, thank you. Boon, I want to ask you, for those of you who are not familiar with Boon’s background, he’s been in finance for quite some time, ran M & a at First Boston, was a senior executive at Tomasic.

John Jannarone:

Boon, tell me, what is it with all of your deal-making experience and experience looking at transactions. How did you get comfortable with these forecasts, these numbers? This is a growth story, but in this climate, the growth stories can be a little bit challenging.

Boon Sim:

Yeah. And John, thank you. That’s a great point. When we look at investments to make, we actually have no interest in science experiments. Right? So, we wanted to make sure that we invested in a company where the technology is proven beyond doubt. Right? So, in our case, we spend a lot of time verifying technology using consultants and our experts. And more importantly, the customers themselves. And this is the three primary original backers of the company. Pepsi, Danone, Nestle also did extensive technology diligence on them. And they are essentially backing there word with hundreds of millions of dollars of contracts. Right? So ultimately, the proof is in the pudding. Right? And the pudding is that these guys have $2.4 billion worth of contracts. Right? So that kind of gets us comfortable.

Boon Sim:

The other thing that I would say to you, why we’re excited about the forecast and the technology and the business is that this is really not a niche business. Right? This application is tremendous. Right? You can use it practically in almost anything. Right? Anything you look around you, whether it’s packaging, whether it’s fabrics, whether it’s insulation, whether it’s asphalt, you practically could use the product. Right? So, the widespread applications is really appealing to us.

John Jannarone:

And just one more point on that Boon, if I can. When you look at the financial projections, there are costs there. Those costs are associated with something that’s pretty straightforward, I believe. It’s building facilities to essentially create what’s already been developed through all this R & D that they spent years on. Is that right? So you can be comfortable with those costs are not going to spiral out of control.

Boon Sim:

Correct. Right. So, the costs associated in the projection really goes into building those facilities and facilities, chemical facilities using synthetic chemistry, has been around for over 100 years. Right? So there’s really no new production technology. We’re using what Dow Chemical would use. We’ll use what BSF would use. So the construction manufacturing technology is the same as in the last 100 years.

Boon Sim:

What’s revolutionary is really taking wood waste and converting it into useful chemicals in a cost efficient way. That’s really the game changer.

John Jannarone:

All right, great. Jared, let’s play this video to get everyone a little glimpse of how the technology looks.

Speaker 1:

The world has a massive carbon problem. Solving it is what drives us forward. We spent 12 years developing a unique disruptive technology that turns sustainable wood residues into a wide range of materials, including plastics. What’s special is are materials are carbon negative, cost competitive with petroleum-based products and recyclable. Our total addressable market is over $1 trillion, with customer demand over $1.8 billion and growing.

Speaker 2:

At PrimaLoft, we really started our sustainability journey all the way back 2007. So now, we’re at the water’s edge and we’re looking across the water and we say where we need to be and we see where our industry needs to be. And the beauty of the Origin Material technology is that’s the bridge.

Speaker 3:

Roads are a primary source of connecting the world and asphalt is one of the primary raw materials that is used to pave the road. Sustainability is core to our strategy and we find that the partnership with Origin Materials is totally aligned to this.

Speaker 4:

In terms of sustainability, our focus is really on the raw material itself. And specifically, we’re focused on recycling and reducing climate impact of our products.

Speaker 5:

ACI [inaudible 00:08:46] technical fibers is committed to converting at least 80% of PET raw material to green and environmentally friendly sources by 2025. The serve the demand with the major apparel brand names.

Speaker 6:

Today, carbon negative materials can be added to the evolution of our sustainability roadmap.

Speaker 1:

After over a decade of operating, we’re building our first commercial plant, and we continue to strengthen our position with key additions to our technical leadership. Jim Wells, who brings 39 years of experience at the Dow Chemical Company. Dr. Madhu Anand, former Chief Engineer of Phillips 66. And Dr. Ben Freireich, who literally helped write the book and chemical engineering, having authored sections of Perry’s Chemical Engineering Handbook.

Speaker 1:

We are Origin Materials, and we’re here to solve for carbon. Origin, the world’s leading carbon negative materials company.

John Jannarone:

All right. Great. Now with that, it’s time to introduce the co-CEOs of the company, John and Rich. Thanks for joining, gentlemen.

Rich:

Hey, John. Thanks for having us.

John Jannarone:

Great. So let’s just step back first, for those of us who are not all that steeped in this industry and give some historical context. We’ve all known that fossil fuels that are used to create plastics and so on have been bad for a long time, but what’s the change? What’s the impetus? What’s happening and how is your technology going to help things?

John:

Yeah. So I think that what’s really key here is that the world has started to realize that they need to implement low carbon solutions. It’s been sort of, as you say, in the air for a long time, so to speak. But as companies are making these kinds of commitments and really driving net zero carbon commitments, they’re finding that it’s not just about energy. It’s about materials and their products. And as they sort of roll down that cascade and realize that this is the way that they’re going to, they’re going to have to change the materials that their products are made out of. That’s what brings people to us.

John Jannarone:

Great. And so let’s talk about, I think the easy example is the PET bottle, because we all know what these look like. We see them every day. Tell us how you’re going to swap in something that is not so bad for the world, with the plastic that’s there, and how seamless is that, John?

John:

Well, so the PET that we make is chemically identical to the PDT that’s made from fossil sources. So it lets you drop it straight into their existing supply chain. They don’t have to retool their equipment, redesigned their products for packaging, anything like that. It is literally the same stuff.

John Jannarone:

Great. And maybe we’ll ask Rich about this. So Rich, we know that we see this all the time in the news. ESG is such a big topic. You got all these carbon neutral pledges. Right? So is that creating, as I’m imagining it, an incredible amount of demand and I mean, how much supply is there? I mean, are they just going to be able to buy basically as much as you guys can produce this stuff?

Rich:

Yeah, no. It will be supply constrained, we think, for the foreseeable future. The demand is overwhelming. A trillion dollars of materials have to make this sort of once in a planet transition from fossil based materials to sustainable ones. And it feels like almost every company has an aggressive public sustainability and carbon and net zero goal with dates and specifics. And so, we spend our time with chief sustainability officers of major companies talking to them about their goals, talking to them about how to meet those goals.

Rich:

And as John alluded to, when they go on this journey, they quickly realized that renewable power and transport are only about half of their emissions footprint because almost half of emissions come from the products that are made. And that’s where we come in with a solution, that like John said, can drop right in, is economically reasonable and it’s not made from food sources. So it really ticks all the boxes for them.

John Jannarone:

And of course, there is this tailwind from these pledges towards carbon neutrality and so on. But what about pricing? Is this stuff as affordable as what’s being used currently?

Rich:

It is. And that’s something that’s really unique. It’s really unique, one, that we show up with the identical material. So you don’t have to change out all your packaging and tooling and things like that, which are very expensive. And we show up with pricing that is very competitive with what you’re buying fossil based. And it’s not made from a food source, like I said.

Rich:

So those three things, almost every other biomaterials company that these companies engage with has a new material at a very high price that’s made from a food source. And so, it really is a different conversation for us.

John Jannarone:

I’ve got a wonder, why did this not happen sooner? Was it just because petroleum worked and there was no reason to disrupt things? Is it really the shift for these sustainability and environmental purposes? Why now? I mean, I’m just wondering if this technology could have been around in the 90s or something. Why didn’t it happen?

John:

Well, I think there are a couple of things going on. One is that the world really didn’t start to seriously wake up to climate change, I would say, until the mid 2000s. And when it did, of course, it made significant investments in energy production, but materials were pretty quick behind. But this kind of process technology where you’re developing a fundamentally new process to make lower carbon materials, it takes time to develop new process technologies.

John:

So if you look at sort of the industry norm, you’re talking about more than a decade typically to develop these kinds of technologies and get them to scale. And so, we started the company in 2008, which I would say is right when you started to see a really, really serious movement towards lower carbon materials technologies. And this is around when you would expect to see some of these technologies come to fruition.

John:

I think our approach is an incredibly strong one, so I think that the chemistry is really interesting and does a great job sort of efficiently making those carbon negative materials. But this is around when you’d start to see that happen commercially.

John Jannarone:

All right. Great. Rich, let’s talk a bit about some commercial stuff. So when I first started looking at the company, I was really impressed to see that you have not just investors, but partnerships with some of the biggest CTG companies in the world. Can you tell us how the rest of your pipeline looks and does it continue to grow?

Rich:

Absolutely. So we’ve had a very strong start with the various strategic relationships we have with Pepsi, Nestle and Danone, significant investors in the company, and they’ve been true partners in helping us test the technology. They’ve extensively tested it. And like Boon said, are very large customers.

Rich:

We’ve been excited to expand our customer base beyond consumer packaged goods over the last several months into apparel. And most PET, most people don’t know this, does not go into packaging. It goes into all kinds of other stuff. And so to announce apparel partnerships with PrimaLoft and [Sancynical 00:15:56] Fibers, to announce automotive relationship with Solve, which is a major European chemical company, which will take our materials into various ...

PART 1 OF 4 ENDS [00:16:04]

Rich:

A major European chemical company, which will take our materials into very high end automotive applications that actually go inside the engine, to go into building materials, such as asphalt through our partnership with ACI. Asphalt is an exciting part of us helping to with green infrastructure and continuing to just announce more and more partnerships. Our pipeline’s got everything from automotive to toys to retail to apparel, there’s $1 trillion of materials looking to make this transition.

John Jannarone:

Great. All right, I want to talk financials again here. We might bring Boon in, but perhaps John can address this. Boon already touched on it, but in this climate, I think it’s really important to make very clear what’s supporting these financial projections. The cash in the transaction, does that cover you all the way until you reach profitability, and does that cover two facilities?

John:

It does, it provides the equity that we need to finish the stuff that we’re building right now, OM1, and to build the much larger one, OM2, that’ll be finished partway through 2025.

John Jannarone:

Boon, if you can just jump in on that one more time, so I assume this is something you looked at closely when you analyzed the deal. Just to drive this point home, these construction costs, this is pretty straight forward, right?

Boon Sim:

Look, anytime you build a big plan, you obviously want to bring in the right experts, and these guys obviously internally have the video show, people who have built big facilities for Dow, Dow AgriScience, Phillips 66, and that group of people collectively has I think over 200 years of experience building these things. That’s one group internally that has guided the company [inaudible 00:17:46]. Then obviously, they are in the process of also hiring EPC companies that can build these facilities, and then we actually on our end have built and brought on two sets of consultants who have actually also assessed these kinds of builds.

Boon Sim:

I wouldn’t want to give people the impression that there’s no risk in building these facilities, but having said that, these facilities have been around over 100 years, because of these things. In terms of the cost, we obviously have examined the costs, the company, I would say, have built in certain buffers. It’s not like they have to land the plane exactly on the 1,000-foot marker, there’s sufficient buffer in the numbers that even if they are a little off, we’re still fine. When we do these investments, we just want to make sure that when we say that this thing can get done within reason, it should get done.

John Jannarone:

Great. By the way, I’m seeing a lot of coming in from the audience, and I promise we’ll get to those. One question is one that I was going to ask anyway. Let’s talk about the competitive landscape and the big incumbent players. When I spoke to you guys the other day, I was asking myself the same thing, why doesn’t Dow or one of the other majors do something like this on their own? Why does it require a smaller startup to do this?

John:

I think it’s a really interesting question. I think if you were looking at a Dow or a DuPont or something like that in the ‘60s and ‘70s, this is exactly the kind of thing that they would do. The reality is that most of those large conglomerate chemical companies, they consider it just a rationalization. I think there’s clearly a rationale to it, but what they’re doing is they’ve been progressively dissolving their central R and D type of capabilities, the ability and frankly the organizational desire to stand up totally new types of process chemistry and business units, and not just shard them off of existing ones.

John:

I think a lot of the will and determination to do that has been focused in other areas, and so this technology that we’re bringing to bear isn’t just a tweak on ethylene cracking or something along those lines. They’re not really set up anymore to do this kind of development, and so I think that’s why you don’t see the big chemical companies doing this kind of work.

Boon Sim:

John, let me just jump in on this. You see this phenomenon in almost practically every industry, the one that’s obviously the most apparent is Tesla. When Tesla went public in 2010, people asking exactly the same question as you are asking and many people asked, “Gee, this is so great, it’s EV, it’s so great. Why isn’t GM doing it? Why isn’t Mercedes doing it?” A lot of these large companies, there’s a huge inertia, there’s bureaucracy that they have to overcome. Innovation, typically whether it’s in the automotive industry, whether it’s in the materials industry, or even actually in the software industry, typically comes from startups and people who’ve had to kind of push the envelope. I can give you hundreds of examples.

John:

To Boon’s point, I think the way it’s been described to me many times, which makes a lot of sense, is organizationally inside these large companies, which is I think often to their benefit, there are thousands of people that can deterministically say no to a project, and there are very few, sometimes just a couple, and maybe none who can deterministically say yes to our project. It makes it very difficult for things that don’t look like what they’ve already done or are already doing, to fund those kinds of activities.

John Jannarone:

That makes a lot of sense. Let’s shift and talk a little more ESG stuff. Can we talk about the impact in the communities where you’re going to be operating? Are you creating jobs? Are these towns happy to have you guys there?

John:

Yeah. Our expectation is that we’re going to go in and we’re going to take over pulp mills, generally speaking, and these are largely marginally profitable or defunct pulp mills, and we can take over the supply chain. The supply chain is important, because the supply chains for these pulp mills actually employ an enormous number of people, so people that are harvesting material, forest products, forest waste, and bringing it to our site, every single one of those is a job, and often a substantial number of cascade positions there too. Then there’s the direct re-employed folks, and there’s the construction of the facility, so there’s an enormous amount of jobs and income, frankly, available for people associated with the ecosystem of our plants.

John:

That’s important, particularly because these plants, since they’re consuming forest products or forest residues, they’re often in the middle of the forest, one might say, which tends to be a rural community. These are rural communities that are getting huge influxes of jobs, when they were actually staring down the barrel of perhaps their largest job creator disappearing. Generally speaking, the reception from both the governments and the communities themselves is quite positive.

John Jannarone:

All right, great. Let’s talk to Boon again about valuation. Boon, so tell me about how you looked at this business in terms of multiple, what kind of analysis did you do? I’m thinking of the sales multiples, but tell us how you attacked that.

Boon Sim:

John, we actually looked at earnings multiple, because we as an investor always want to make sure that we invest in companies that are profitable. The metric that we use is EBITDA, which is what typically people use, which is operating cash, and what we did was we took the 2026 earning cashflow ... Now, the company, by the way, are starting in 2022. Plant one is up and running, so they’re already selling products, but just a smaller plant, and by mid-2025, the bigger plant comes online, and that plant also throws out a massive amount of cash. We thought 2026 was the right metric year, because that’s a full year for the big commercial plant, to be fair to these guys, and that’s how investors typically look at it.

Boon Sim:

We took the full year of 2025 costs, earnings, everything, the whole kitchen sink, we took that number and we applied, I would say, a fairly modest multiple 20 to 25 times EBITDA, which is where all the specialty chemical companies are trading today, and then we discount that value back to the present using a 20% discount rate. We didn’t use some ultra high multiple, we never used some revenue multiple and said, “Gee, let’s just base this on revenue multiple.” It’s a fairly typical way of doing it, nothing too exciting.

Boon Sim:

Now, what’s interesting about this deal, which I’ve spoken to a lot of investors, the way to look at this deal is that, one, because the technology is proven, you’re really not taking on technology risks. There’s no, “Gee, does the plant work or the product work?” All that is proven, there’s also no, what we call, market risk, in a sense that’s no term risk because the market is there, so it’s not dependent on consumers actually adopting the product. It’s not like, for example, EV. You need consumers to be comfortable with charging taking three hours, or the limitation on driving the car is 250 miles, so there’s no S adoption curve, so the term is really no risk.

Boon Sim:

The real risk you’re taking is really construction risk, which we know is not insignificant, but it’s not technology based. Based on that, you potentially could get what I would call venture like returns, which could be five to 10X your return while taking on construction risks. We think that the risk/reward is balanced. I’m not saying to people there’s no risk. There’s always risks in what you do, even when you’ve cross the road, there’s risks, but I think the return here, you will get venture like returns while taking on execution risk.

John Jannarone:

I think that’s a good way [crosstalk 00:26:42]. The technology is there, and there’s no doubt about that, it’s just a matter of scaling it out and reproducing what’s already being done. Can we talk about, and I don’t want to go too far into this, but gentleman, we talked about this the other day, and I find it really interesting, recycling. Does recycling work, and how do origin materials products fit into that situation? One Things are being used, do they need to be recycled? What happens if they’re not?

John:

It’s obviously an important sort of temporal topic. I think generally speaking, recycling is one of the best answers that we have, and yes, technically of course it works. The question is, can you get the material actually to the point where it can be recycled, and are you making something out of a material which is generally recycled? The reason why we went after PET first is, we’re really solving the front end, which is when you make materials, you emit carbon. We thought if we can bring our platform to PET, you can take PET and you can make it so that it’s carbon negative, instead of emitting carbon when it’s produced, but there’s the end of life consideration as well for all materials, not just plastics.

John:

The reason why we went for PET is because PET has by far the best end of life answer for, frankly, I would say commodity materials generally, not even just plastics, and PET is substantially recycled. It’s a great sort of material from a property perspective, so it has a strong desire for use as well. Our material drops directly into the PET recycling stream, so it goes straight in, it’s the same stuff. You make it, and it’s low carbon or carbon negative on the front end, and then it gets recycled and continues to be recycled.

John:

There’s one other point that I want to make, which is that Rich was mentioning earlier that packaging is actually not the largest application for PET. A huge proportion of the material that we’ll make ultimately will go into applications beyond packaging. More than half of PET is going into longer term, durable kinds of applications, so where the end of life is just different. If you’re using something for 10 or 20 years, it’s a very different calculus in terms of how should you treat the end of life for that material.

John Jannarone:

All right, great. We’ve got some questions coming in, quite a few of them, so let’s go for it. Can you guys talk to us, this is probably for John, but maybe for Rich, about patents, how do you protect the intellectual property here. Because as we’ve discussed, this probably could have been done many years ago, but the impetus wasn’t there, so are you guys protected in some way?

John:

Yeah, so we have a strong patent portfolio. Generally speaking, we think of our IP portfolio as two different segments. One is the real platform, which is making our two intermediates, CMF and HTC, and that’s what enables us to make all sorts of materials, that is what we think of as our core IP. We have a strong IP portfolio there, and then there’s sort of peripheral IP, where we’re taking our platform and enabling it to be made into something else. We see that as less critical from a competitive perspective, it’s more just developing the technology so that we can license to a customer or something like that, it’s enabling.

John:

Beyond even just patents, there’s a big reservoir of intellectual property that we maintain on trade secrets, know-how, all of the stuff that lets you actually do this, actually use the technology beyond just blocking other people from doing it. Then as I mentioned earlier, it takes a long time to develop these kinds of technologies, because there’s so many things that you’ve got to figure out. From that perspective, even if somebody jumped in tomorrow and put their full resources behind this, and if they had significant resources, it’s going to take them 10 years to catch up. It’s just the way the chemical industry works.

John Jannarone:

Gotcha. Rich, does that mean when you’re negotiating deals as you are, as we speak here, there’s not that much competition? What else do the likes of Pepsi and these other guys have to look to?

Rich:

Our customers tell us there’s nothing else like us out there, period. As you can imagine, they’re looking for as many solutions as they can find to their sustainability and net zero programs, so it’s really us versus the fossil incumbents, what they’re used to buying. When we get these contracts, it’s not like an RFP, it’s not like we’re bidding against somebody. The names of other companies don’t even come up, it really is just, “Is this customer ready to transition from fossil based materials to origin materials?” We’re just competing against the way it’s been previously done, not some new competitor.

John Jannarone:

I’m just thinking about something we discussed earlier, as far as the inertia with the incumbents. Are these big guys making any shift at all in this direction? When you look at, Phillip Morris is talking about moving away from burning tobacco, you’ve got lots of energy companies that are trying to do green things-

PART 2 OF 4 ENDS [00:32:04]

Rich:

... go. You’ve got lots of energy companies that are trying to green things. Are the chemical guys not moving much at all, John?

John:

Yeah, we do see them moving towards it. And this is somewhat natural in an industry with heavy manufacturing assets. Whether it’s good or not, is a different question. There’s a lot of focus on retaining the profitability of [inaudible 00:32:21], and figuring out how do you justify that? And again, I think there are good and bad parts of that, just like anything, but that restricts sort of what’s the portfolio of solutions they can bring to bear, right? Are they the best solutions? Are they solutions that just happen to fit really nicely inside their existing manufacturing portfolio? And I think we are seeing movement, but it’s not as dramatic as the world needs yet.

Rich:

[crosstalk 00:32:50] Maybe I’ll say [crosstalk 00:32:51], John. What you see a lot of them doing is sort of incremental improvements to try and to reduce emissions by 20% or something like that, switching to renewable power, which is great. We view them all as potential partners. And so we’ve announced two, Solvay and Mitsubishi Gas Chemical, are two very impressive chemical companies. And they will take our products and build on top of them and apply their technology, apply their go to market, and it’s our products end up inside an engine of a car through the partnership with Solvay. And as we think the industry accelerates its transition, we’re also happy to talk about licensing and all that kind of stuff, which is very common in this industry. So like John said, you could start tomorrow and throw a lot of money and talent to this, and 10 years later, you can navigate through our IP, have something, or you can just call us, and we’ll talk about licensing, which we need to do because the world needs an enormous amount of these materials, and far more than we can build on our own.

John Jannarone:

That’s really helpful. There’s a question that came in on a related note from David here. David’s asking, you’ve got these customers who obviously have a lot of production resources. And I think I asked you gentlemen about this last week. Could the CPG players ever consider doing this on their own? At the moment, they’re not vertically integrated in that way. Right, John? I think we discussed that.

John:

Yeah, that’s right. Historically you’ve seen some of the CPG companies were quite vertically integrated, but there was a trend away from that over the course of the last 20 or 30 years. So generally speaking, the CPG companies are not particularly involved in the production of materials that they use in their business. So I don’t think that we would see them sort of getting into the technology side. But what we do see is that the CPG companies are critical in providing the demand side, right? They align the whole value chain by demonstrating demand at the back end. And that really makes everything line up really nicely. So I don’t think they have to get vertically integrated in that sense in order to drive carbon negative materials transitions.

John Jannarone:

So they’re more likely to buy it from you directly rather than do some sort of partnership or JV you think?

Rich:

Or they just will spec it into their supply chain. And so our customers do have impressive sophistication when it comes to materials and what works for their applications and their brands and everything else. And then they have close relationships with their supply chains, sometimes very complex supply chains, and they can introduce us to the supply chain, spec us into the supply chain. We’re able to be very flexible and make it work, however it works best for the end customer to achieve the goals they’re trying to achieve.

John:

And we’ve seen that. That’s not just sort of speculative. We see a lot of different approaches for our customers, including what Richard’s just saying [inaudible 00:35:39] specking us in.

John Jannarone:

I’ve seen a few questions coming in here about the supply chain. So is there any concern that the pulp that’s needed, the raw materials, the forest, could that ever be at risk? I mean, you had things like forest fires. I mean, just enlightened us about how that works.

John:

Yeah. So first thing, just in case people are googling around, that the keyword that they want to use for feed stock comparison is pulpwood, not pulp. [crosstalk 00:36:04] Pulp itself is a refined product. Yeah, generally speaking, we’re not looking at site locations right now, which are particularly subject to forest fires, I mean, at least in North America. That tends to be in the west, and that’s not the kind of spot that we’re looking at right now. So we’re not overly concerned there. Now that doesn’t mean that we’re somehow magically fully insulated from every single kind of supply chain risk. The way we think about it is, and the way we talk about with our customers, is we have a different set of risks that is orthogonal to what you see with the traditional fossil fuel industry. Typically in North America, you think of two different things. One is the geopolitical risk, which can impact the oil price, right?

John:

So suddenly what happens in the Middle East has an effect on gas prices or materials prices in North America. And then the second is that you have a high concentration of production assets in very specific locations. So when a hurricane hits Houston, that has a material impact on every single one of our customers, every time that happens, right? And since our facilities, one, aren’t dependent upon foreign resources and assets, they are globally traded commodities, that means that we’re insulated from the geopolitical risks that you see with oil largely. We’re in the middle of the forest. We’re not putting ourselves in that giant petrochemical cluster of Houston, right, or Port Arthur or something like that. And so as a result, we have a totally different sort of risk profile when you’re looking at regional natural disasters like that. Now, does that mean that there’s no risk towards supply chain? No, but it’s quite different than what you see for the traditional [inaudible 00:37:42] industry, which provides a lot more supply chain sort of resilience for the world.

John Jannarone:

Got you. Can you tell me a little bit more about the process and what kind of pollution there is, because I think I mentioned this to you last week? I’ve driven past a paper mill and it doesn’t seem like the cleanest facility. So how does it look at the end of the day starting from the raw materials to what you’re producing?

John:

Sure. Well, so first pulp mills, or paper mills, are 100 year old technology. And some of those mills are in fact also 100 years old themselves. There’s probably just technology generational issue in some cases with the pulp mills you’re referring to. But generally speaking, our technology’s quite different from the pulp mills, in terms of some of the specifics around what are the emissions and the pollutants. I wouldn’t consider those similar. What we really generate is we have a process water waste stream, which gets treated just like you would see with pretty much any chemical plant. There’s going to be a little bit of emissions associated with some of the boilers and things like that, but again, pretty typical, pretty traditional. You wouldn’t see anything unusual coming out of either of those.

John:

Generally speaking, what you would often think of as the primary waste stream, due to the way that our process works, you can actually sell as a co-product. And so we don’t have one big waste stream that you can point out and say, “Oh, that’s the way.” It’s not fly ash, like you see coming out of a coal power plant or something like that. Don’t take that to mean that we have no waste that we have to treat ever. We do, but it’s quite modest, especially relative to the rest of the chemical industry.

John Jannarone:

There’s an interesting question here. Someone’s connecting dots. If the [Tam 00:07:29] is over a trillion dollars, that’s a lot of wood, if you’re going to produce this stuff. I mean, can you grow these forests back? I mean, this is probably things many years out, but I think it’s a good question.

John:

Yeah. There’s an enormous amount of forest products resources globally, even in North America. Sometimes I joke that North America is, specifically the North American Southeast, is the Saudi Arabia of wood. There’s a huge quantity of these sorts of forest products and resources. Now if you’re supplying literally every single market fully out of our Tam with wood resources, then you start to get a similar scale and you start to say, “Okay, well, we got to think about exactly the way we do this.” But even there, generally speaking, forest products, or timberland, let’s call it, tends to increase in supply as demand increases. So there’s a significant supply response, which makes sense, right? If people are consuming forest products, that means you’re going to grow more trees in order to supply them, because it makes sense economically, right?

John:

So you actually, over relatively short periods of time, just a few years, we often see some significant supply expansion in the forest products area when you see upticks in demand. So even there, when you’re comparing the existing timberland and forest products resources to this sort of massive scale of the materials and chemicals markets that we could potentially address, and they’re somewhat similar in scale. That’s not even accounting for the significant supply expansion that you would probably see as you started to grow there.

Rich:

Maybe I’ll just build. Also, in addition to that, very excited about various forms of waste. So whether it’s agricultural waste, waste that comes out of some other processes, like pulp, we can use waste cardboard. We’ve tested dozens of different feedstock. So one of the great things about our technology is incredibly flexible in terms of the type of cellulose that goes into it. And we’re just excited to explore some of those waste streams over time. A lot of that stuff’s going into landfills.

John:

Or in the case of a lot of our agricultural waste, it’s just burned. So if you look at rice hulls, for example, are an agricultural waste that we can use as a feed stock. And as you might imagine, human beings in the world eat a lot of rice. And as a consequence, you have a lot of rice hulls, which generally speaking are not a valuable product, and can be addressed in a whole bunch of different ways. But the vast majority of the ways that those rice hulls are used, ultimately generate CO2 that goes back to the atmosphere.

John Jannarone:

Rich, let’s talk to you a little bit more about the commercial side. So you’re involved in these negotiations constantly. What do these contracts look like? Are they multi-year? I want to give people the clearest picture I can of how that links up with the revenue projections.

Rich:

Sure. So, yeah, we typically meet with the chief sustainability officer and their team, understand their goals and materials needs, walk them through what we have, the stuff that we have now, the very exciting stuff that we’re working on in the future. And when we enter into contracts, it’s normally five to 10 years, normally at basically a fixed price, which is another big differentiator versus petroleum-based materials, which can be very, very volatile. And so we specify the product, the quantity, the price, the length, and they’re almost always five to 10 years, which is a great sign that our customers intend for us to be a longterm, meaningful part of their material solution. These are not sort of like, “Okay, I’ll give it a try. Here’s a one-year contract,” or that kind of thing. These are all big contracts with customers saying, “This is the tip of the iceberg in terms of how much I want to buy over time.”

John Jannarone:

Got you. John, someone’s asking about the inputs here. I mean, I’m assuming that you’re focused on the products you’re using now, but can use other things like hemp? Are there other plants that could possibly work for this?

John:

Yeah, we can use pretty much anything that’s sort of woody, fibrous, sort of plant-based material. It’s the cellulose in the material that matters to us. And generally speaking, so most of those agricultural products, like a hemp byproduct, would be fine. The question is always how much of it can you get in one location and at what price. That’s the key.

John Jannarone:

Got you. Someone’s asking about margins. I’m not remembering, it’s probably in the presentation deck, which I encourage everybody to check out, just google origin materials, investor presentation. Do the gross margins improve? Are there economies of scale?

John:

Yeah, so there are absolutely economies of scale. So origin two already, are projections that reflect significant, not technology performance improvements, but just improvements as a result of scale. So origin two [inaudible 00:44:30] origin one, and then as you go beyond, to origin three, four, five, further plants, again, we effect there probably will be technology improvements there, but we don’t forecast them. We’re just showing effectively sort of just flat performance improvements going on, right, for there. I think that generally speaking there probably will be some organizational improvement, sort of returns to scale, but again, not something we’ve tried to capture explicitly in our forecast at this stage. So probably we’re a bit conservative on some of those fronts.

John Jannarone:

Got you. This is a good question here. International possibilities, I hadn’t thought about that. I mean, certainly there are places where the raw materials can be produced cheaper, right? So have you thought about going overseas?

John:

Yeah, I think so. Absolutely, there’s no question. By no means is our technology one that should be limited to feed stock available only in North America. The markets are global and the feed stock availability is global, so why would you not? Our view has been that simplifying execution is nice by keeping it in North America initially. But Richard talked to me earlier about the opportunity to license this to other parties over time. Internationally deploying the technology is a perfect opportunity to license technology to other regional partners. And that’s in fact, typically what you see in the chemical industry is close partnerships or JVs licensing when you go outside the sort of home geography of the company.

John Jannarone:

Got it.

Rich:

[crosstalk 00:46:02] Maybe I’ll just add to that. Europe and Japan are generally speaking pretty far ahead of the US, in terms of addressing climate change. And many of our customers are not based in the US, and most of our materials are intended for global use. So even in our current footprint, we’re already playing a very global game, and these materials ship very easily around the world. And so that’s absolutely a very global footprint.

John Jannarone:

This is an interesting question here. We talked about intellectual property and so on, but someone’s asking if there are other countries that maybe don’t respect our intellectual property laws. Could someone copycat this? I mean, John, I think you said it would take quite a while to develop this process and technology and replicate it, right? But have you guys given thought to that?

John:

Yeah, so you’re right, in terms of it just takes a long time to develop this kind of stuff. And so I think that frankly, like any business, you really shouldn’t be resting on intellectual property laurels, even if you have strong [IP 00:00:47:06], right? The way to win generally speaking is by continuing to be better than everybody else. And so I think that’s our job, right, no matter what happens internationally, for us just to continue innovating, and stay ahead of everybody else. The benefit is that we have a 10 year headstart, and that’s a really solid headstart when you have basically a best in class technology development team, which we do.

Boon Sim:

John, as part of our diligence, we hired one of the country’s leading IP, [inaudible 00:47:37] such funds. They did actually do an extensive study around the world, right, because this company ultimately will be global and the customers are global. And in all the major markets we’re in, we have actually pretty good patent protection. So like John said, right, I mean, you just can’t rely on that. But for people who are saying, “Hey guys, do you have IP protection outside the US?” Dan says yes.

John Jannarone:

Got you. Boon, I’m going to give this one back to you. I think you addressed...

PART 3 OF 4 ENDS [00:48:04]

Boon Sim:

The answer’s yes.

John Jannarone:

Gotcha. Boon, I’m going to give this one back to you. I think you addressed this. But let’s just make this very clear. Someone’s asking, “Will there be more capital needs between now and the few years after we see in the financial forecasts?” I believe the answer is no. The transaction should be enough to complete both facilities.

Boon Sim:

Correct. We don’t anticipate getting new financing because the financing that’s contemplated in this transaction should enable us to build the first two plants that will get us to EBITDA positive. But that’s the current plan, so I can’t say to people that we’ll never raise capital two years from now, three years from now, if demand just goes really high. But there are really no current plans.

John Jannarone:

Gotcha. Just a technical thing. Someone’s asking about when the IPO will happen. So, for those of you who haven’t spent a lot of time on SPACs, it’s pretty straight forward. What happens is, upon the merger being effected, the ticker will just change. You don’t have to do anything. So if you buy the SPAC now, you’re basically buying the company. And gentlemen, I don’t remember. Is there an expected close date? Someone’s asking about that?

Boon Sim:

Yeah, we actually announced, when the deal was announced, that we expect closing to be Q2. We still expect closing the be Q2. Nothing has to changed.

John Jannarone:

Okay, great. Now, just getting back to the facilities themselves. They can be different sizes, but they’re pretty similar in design. Is that right, John? So once you’ve done one, the next one, presumably the risk of any challenges coming up should be lower because you’ve done it before, right?

John:

Yeah, absolutely. So the plants that we’re building are effectively the same, from a process perspective. Look, I mean, we’re engineers. We’re innovative folks, so there are going to be things that we want to improve as we go on. But largely speaking, you can think of these as almost like new models of cars over time. And we’ll build several. They’re going to be largely identical. We’ll probably make some sort of incremental change that makes it better or more efficient, whatever else. And we’ll continue down that front. But yeah, basically what we’re building are the same plants over and over and over and over again. Even just for PET, the market is so large that you’re not even talking about dozens of plants. You’re talking about scores, hundreds, in theory, of plants that are required, even at these very large scales in order to address these markets falling over time.

John Jannarone:

Gotcha. When we did an EV panel, there was a lot of discussion about regulatory shifts, and the Biden administration, and so on. It sounds to me like the real tailwinds here are these pledges from corporations towards carbon neutrality. But is there anything to think about in terms of government involvement subsidies, anything like that, to help you guys?

John:

We don’t look at it as, over the long-term, a lot of government subsidy driven. Obviously there are tailwinds. Clearly, there are certain levels of support that have been available historically. If they’re there, we’re going to take advantage of them, if we can. But, things like the DOE loan guarantees and USDA loan guarantees associated with new manufacturing, that kind of stuff. Carbon markets seem to be something that are popping up in a variety of different mechanisms. There are voluntary ones. There are compulsory markets. So I think all of those are things that we can take advantage of. None of them are things that we require, in the sense that we must have that, and that’s what our business plan is predicated on. They’re all opportunities, from our perspective.

John Jannarone:

Gotcha. Rich, let’s come back to you for a minute. When you’re in these conversations with potential customers, clients, obviously there’s pressure to shift towards greener solutions and so on. But what pushback, if any, would you get, if the price is the same and they’re achieving those goals? I mean, why not switch from petroleum-based plastic to your materials?

Rich:

Yeah. We try to make it as much of a no brainer as we can. And so, there’s really not much pushback. Sometimes there’s a little bit of testing and sampling involved, which is perfectly standard, and anytime someone’s going to use a material that they haven’t bought before, or from any new provider, partner, that kind of stuff. And so the PET, in particular, is very straightforward. And then the really exciting stuff is partnering with them for all the additional things that we’ll be able to make over time, because this really is a platform technology that can create a wide variety of end use applications. And it’s really exciting engaging with customers on those.

John Jannarone:

Great. Oh, John, let’s bring the engineer back in. Something we discussed last week, I found fascinating. So this material doesn’t just biodegrade and fall apart, unlike some other materials that are out there these days. So, if I’m going to have a Patagonia vest made out of your material, it can’t disintegrate on me, right?

John:

Yeah. You would prefer that, generally speaking. There are, of course, different levels of biodegradability. So, the PET that we’re making is exactly the same. It is PET. Same stuff. So, recycle it the same way. You use it the same way. And that’s what enables, frankly, our customers to pull it into their supply chain, immediately insert de-carbonizing right away. But to be clear, there are actually products that we can make, that come from our platform. So they’re low carbon, even lower carbon than the PET we make, that are degradable. So one of the more interesting ones that we find is PEF. So PEF is a really, really interesting polymer that has had a ton of work done on that Polymer, over the years, by the industry. The problem historically has been that, one, the way that it’s been synthesized is better carbon footprint than [inaudible 00:54:02] PET, but it’s not great.

John:

And the second thing is, it’s just too expensive. But it’s a great polymer that’s degradable and can replace, actually, a lot of mixed materials. Mixed materials are particularly bad from an end of life perspective. And so, it can replace a lot of those. But it’s been so expensive, people can’t adopt it. When they build it off of our platform, when they make that material from our platform, so CMF, then it does have the cost profile that enables widespread adoption, which means that you can get a degradable polyester of high performance off of our platform. So we can make degradable materials. It’s just, the PET we make is not specifically degradable.

John:

But the question is not so much a technology availability. It’s really, when is the market ready to pick it up? So, if you’re making a material that’s different than what they buy right now, that means that they need to spend some time doing the application development, working it into their supply chain, working it into their products, their packaging, et cetera. And that takes some time. So we expect that to happen. But it’s going to be market driven, adoption driven, more so than technology driven.

John Jannarone:

John, this might be a silly question, but I perhaps should know this. Someone’s asking about, “Who is behind the core technology? You’re an engineer, so you know how this stuff works. But did you adopt this from someone else or buy it, or is it entirely Origin Material’s creation?

John:

So, there’s the great man theory of life, which is that there’s one person who is the core of all of these things. That’s not the case, generally speaking, with these kinds of technologies. Often, there’s a kernel of insight. But there are substantial teams that get built around this. So we pulled a little bit of this technology and licensed it in from an academic lab, and that was an important part. But a huge proportion of it was developed internally with a large team at Origin. So we’ve been around for a long time doing this technology development. And we have best in class folks out of academia [inaudible 00:56:06], at a DuPont, Phillips 66, we were mentioning earlier. It’s a widespread of capabilities that have been working on this technology for a long time. And I think it would be, frankly, a little bit remiss to say that it came from one person. As much as maybe I’d like to take credit for it or give it to another single person on my team.

John Jannarone:

This is an interesting question. Someone’s breaking down the production and trying to connect it with a sales effort. So Rich, are you already sold out for what Origin one can do? Do you guys frame it that way in your minds? Is it, origin one can produce a certain amount? How do you divide that up?

Rich:

The way we’re thinking about it is, we bring on customers. We do typically put them on Origin one, Origin two, Origin three, or in some cases, all three. We’re very deliberately trying not to sell out too quickly because we really are excited to meet new customers and new applications, and don’t want to tell them that we won’t have materials for them for a long, long time. And so, that’s why we keep pushing customers onto Origin three and others, and limiting the availability of supplies. We have customers approach us about wanting to buy far more than we’re willing to sell them, because of the optionality of wanting to have more customers prove out more applications.

Rich:

And the other thing is, you’ve mentioned a lot of the tailwinds that we’re experiencing, whether it’s carbon pricing, corporate pledges, et cetera. Those are the things that lead prices to be increasing on a pretty regular basis, which is another reason not to see how quickly we can sell these facilities out. We need to have them sold out when it comes time to put project financing on them. And we still have plenty of time for that. So we’re trying to be very strategic about it.

John Jannarone:

Gotcha. Rich, this is an interesting question. Some of these companies can buy credits or offsets, is that part of the decision calculus there? Are most of them trying to actually purchase the cleaner products?

Rich:

Yeah, most of them. And this is evolving very rapidly, but many companies are now using carbon pricing internally. So they’re acknowledging the fact that there’s going to be a price on carbon, and they need to start factoring that into how they build their supply chains and procure their materials. And so, in those cases, and in most cases, those carbon credits will flow on to our customers, and they can use that in their carbon calculations and things like that. There could be a few applications where our end customer wants our materials purely for its unique attributes, and they’re not as focused on the carbon credits. In which case, we could retain the carbon credits. So, I think we’ll see both. But most customers will take the carbon credit, is our view and experience so far.

John Jannarone:

Great. All right. We’re almost out of time here. So one last one. Someone’s asking, “Can you target higher value add specialty markets beyond PET?” Perhaps there are others where you can get a better margin, John?

John:

Yeah. We absolutely can. So PET obviously, drop in a little bit more commodity in that sense, but with the carbon differentiation really critical. But we can make a whole slew of different materials. So, we’re working on a variety. First I’ll just say, if you want to look at some of the classes of materials that we’re going to go after, there are a bunch of specialty polyesters that we can make, nylons, epoxies. There’s a whole bunch of different materials there. But what we’re doing right now is we’re working actually with a bunch of different companies on this. So we’ve announced a lot of partnerships. And some of those are for high-performance specialty materials, by the way.

John:

But also, we have unannounced partnerships where we have development programs specifically for new materials that are value add, higher performance. In many cases also, there’s a trifecta. There’s the ecological performance of the material, there’s the performance of the material from a traditional perspective, and there’s also the environmental health and safety. So the toxicological performance of the material from a human health perspective can be important in a lot of those areas as well. And so, we see that as the three different value propositions that our customers are typically chasing, and looking to do new development on. And we can hit all three of those a lot of the time.

John:

And so, we have some pretty significant programs going on there. We actually forecast that we’re going to have margin improvement as a result of some of those improved performance products already. So towards the end of the decade, that’s where some of our margin expansion is coming from.

John Jannarone:

All right. Well, John, Rich, Boon, this has been great. Thank you everyone for joining. There are some questions that were not addressed. We’re going to keep those, and I’m going to send those over to these gentlemen here. Also, email us at editor@ipo-edge.com if you’ve got any other questions, and I’ll surely pass those along to the group here. And of course, there’s a replay which will be up in an hour or so, if you just go to ipo-edge.com. You can check it out. Boon, John, Rich, really enjoyed it. Thanks so much.

Rich:

[inaudible 01:01:16].

Boon Sim:

Thank you.

John:

Appreciate it.

PART 4 OF 4 ENDS [01:01:19]

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination of Origin and Artius (such proposed combination, the “proposed transaction”), Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on May 18, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215 New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward- looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and

2

their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668

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